■ SIT INVESTMENT ASSOCIATES, INC. ■

INVESTMENT OUTLOOK & STRATEGY

APRIL 9, 2010

EXECUTIVE SUMMARY

Domestic equity markets were strongly positive in the most recent month with the S&P 500 Index posting its third-best March return in the past 50 years, up +6.0 percent. Fixed income markets were roughly flat in March. The final estimate of fourth quarter 2009 real GDP growth was revised slightly down to +5.6 percent from the previous estimate of +5.9 percent. We expect the current economic recovery to continue at a subpar pace with GDP growth stronger in the first half of the year, followed by a softening in the second half. In taxable fixed income portfolios, we continue to underweight U.S. Treasury bonds and maintain portfolio durations shorter than their benchmarks as we anticipate a rise in U.S. Treasury rates. In this month's equity strategy section, we highlight the healthcare sector in light of newly passed healthcare reform legislation. We are maintaining diversified and high quality equity portfolios with a focus on the traditional growth sectors of healthcare and technology.

CURRENT CONDITIONS: RECOVERY CONTINUING AT SUBPAR PACE

Domestic equity markets were strongly positive in the most recent month with the S&P 500 Index posting its third best March return in the past 50 years, up +6.0 percent. The technology-laden NASDAQ had even greater performance, up +7.1 percent. Smaller capitalization stocks continued to lead with a return of +8.1 percent in March. On a year-to-date basis, small and medium capitalization companies also led the market with returns of around +9.0 percent.

Total Returns to 03/31/10	1 Mo.	3 Mos.	12 Mos.
Large Cap			
S&P 500 Index	6.0%	5.4%	49.8%
Dow Jones Ind'l Avg.	5.3	4.8	46.9
Russell 1000 Index	6.1	5.7	51.6
Small/Medium Cap			
NASDAQ OTC Comp.*	7.1	5.7	56.9
S&P MidCap Index	7.1	9.1	64.1
Russell 2000 Index	8.1	8.9	62.8
Fixed Income			
Barclays Capital Agg. Index	-0.1	1.8	7.7
Barclays Capital Muni Bond Ind.	-0.2	1.3	9.7

*price only

In fixed income markets, both taxable and municipal bonds turned in slightly negative returns for the month of March. The table above summarizes major benchmark returns and additional details are provided in Exhibit A.

Growth stocks have underperformed their value counterparts for the month, quarter and the 12-month period, through the end of March, as shown in the following table. Strong performance by the financial sector has been a large contributor to the recent better performance of value stocks. Exhibit B shows the correction that the current growth stock cycle has undergone.

Growth and Value Stock Total Returns to 03/31/10	1 Mo.	3 Mos.	12 Mos.
Large Cap			
Russell 1000 Growth	5.8%	4.6%	49.8%
Russell 1000 Value	6.5	6.8	53.6
Mid Cap			
Russell Midcap Growth	6.8	7.7	63.0
Russell Midcap Value	7.3	9.6	72.4
Small Cap			
Russell 2000 Growth	7.9	7.6	60.3
Russell 2000 Value	8.3	10.0	65.1

The financial characteristics of stocks that outperformed in March were companies with high betas, high price-earnings multiples,

smaller market capitalizations, and low dividend yields. To a large extent, this has been the primary trend for much of the stock market recovery that began in March 2009, which has been characterized by the outperformance of lower quality, more speculative companies. The details of internal stock market dynamics, classified by financial characteristic, are shown in Exhibit C.

Regarding industry sector performance, using the broad Russell 3000 Index as the basis, 8 out of 18 sectors outperformed in March. The 8 groups that outperformed represent 51.2 percent of the index compared with 49.9 percent in the previous month. On a sector basis, there were very few significant changes in performance during March compared to February. Year to date, the best performing sectors exhibited cyclical characteristics and included: producer manufacturing, consumer durables, transportation, and finance as shown in Exhibit D.

With respect to international equity markets, calculated in U.S. dollar terms, the U.S. ranked 11th out of 33 countries through the first three months of the year. Notably, March performance was strong enough on a global basis to move all of the regions, with the exception of Western Europe, into positive return territory for the year-to-date period. On a regional basis, the Asia/Pacific region led the World, as shown in Exhibit E.

Regarding the U.S. economy, the final estimate of fourth quarter 2009 real GDP growth was revised down to +5.6 percent from the previous estimate of +5.9 percent. Minor downward adjustments to almost all of the major components of GDP resulted in an $11.6 billion reduction in real GDP growth. The adjacent table displays dollar changes in the major components of real GDP over the past four quarters. Year-over-year changes in real GDP components are shown in Exhibit F with the fourth quarter of 2009 turning slightly positive after four quarters of negative growth.

We expect the current economic recovery to continue at a positive, but subpar pace. Historically, recoveries are typically led by consumer spending and strength in the housing sector, both of which have been relatively weak in this recovery. We expect consumers to continue to retrench as they reduce debt levels and increase their savings rate. As a result, the current recovery will continue to rely much more heavily on strength from businesses, particularly in the form of capital spending.

DOLLARS (BIL) OF REAL GDP CHANGE

	1Q09 Revised	2Q09 Final	3Q09 Final	4Q09 Final
Personal Con. Expenditures	$13.9	-$20.2	$63.6	$36.9
Nonresid. Fixed Invs.	-174.9	-32.8	-19.4	16.5
Residential Invs.	-47.1	-23.5	15.2	3.3
Inventory Change	-76.5	-46.3	21.0	119.5
Net Exports	84.4	56.1	-27.0	9.4
Government	-16.8	41.4	16.9	-8.6
Residual	0.5	1.4	1.2	-0.5
Total	-$216.5	-$23.9	$71.5	$176.5
% Change in Real GDP (ann.)	-6.4%	-0.7%	2.2%	5.6%
% Change in Real Final Sales (ann.)	-4.1%	0.7%	1.5%	1.7%
% Change in GDP Deflator (ann.)	1.9%	0.0%	0.4%	0.5%

The next few quarters should mark a transition period for the U.S. economy as government stimulus is weaned and growth is once again internally generated. We expect GDP growth to be stronger in the first half of the year as business inventory liquidation halts and inventory building resumes. Once this boost to economic growth occurs, we anticipate a softening in the latter half of the year as consumers continue to keep spending in check.

CONSUMER INCOME AND SPENDING
YEAR-OVER-YEAR PERCENT CHANGE

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2008	Mar.	3.1	3.0	4.3	0.8
	June	4.2	6.3	4.7	0.5
	Sept.	2.5	3.2	2.9	-1.2
	Dec.	0.4	1.6	-1.6	-2.2
2009	Jan.	-0.8	2.0	-1.1	-1.6
	Feb.	-1.6	1.4	-0.7	-1.3
	Mar.	-2.2	1.0	-1.5	-1.7
	Apr.	-1.6	2.2	-1.9	-1.9
	May	-1.7	-1.5	-2.0	-1.8
	June	-2.6	-0.5	-1.9	-1.5
	July	-2.3	0.0	-1.6	-0.7
	Aug.	-2.3	1.2	-0.3	0.2
	Sept.	-2.3	1.2	-0.6	0.0
	Oct.	-1.8	1.6	0.7	0.6
	Nov.	-1.1	2.1	2.3	0.8
	Dec.	-0.4	2.8	3.9	1.7
2010	Jan.	1.2	2.1	3.5	1.3
	Feb.	2.0	2.8	3.4	1.6

February real personal consumption expenditures (PCE) increased +0.3 percent. In real terms, durable goods spending continued to decline in February, although at a slower pace than January, while spending on nondurable goods and services increased. With January and February real consumer spending now in the books at +0.2 percent and +0.3 percent respectively, first quarter real consumer spending is likely to show a respectable rate of growth. As shown in the following table, if March monthly spending is flat the annualized quarterly growth rate for the first quarter will be +2.8 percent, a healthy increase over the prior quarter's +1.6 percent gain. Year-over-year changes in consumer income and spending are shown in the adjacent table.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

	Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
May 2010 Proj.	9363.70		9419.99	
Apr. 2010 Proj.	9363.70		9401.19	
Mar. 2010 Proj.	9363.70	2.8%	9382.43	3.0%
Feb. 2010 Act.	9363.70		9363.70	
Jan. 2010 Act.	9332.00		9332.00	
Dec. 2009 Act.	9312.40	1.6%	9312.40	1.6%
Nov. 2009 Act.	9293.40		9293.40	
Oct. 2009 Act.	9262.50		9262.50	
Sept. 2009 Act.	9236.50	2.8%	9236.50	2.8%
Aug. 2009 Act.	9304.40		9304.40	
July 2009 Act.	9216.80		9216.80	
June 2009 Act.	9201.30	-0.9%	9201.30	-0.9%
May 2009 Act.	9185.10		9185.10	
Apr. 2009 Act.	9180.80		9180.80	
Mar. 2009 Act.	9198.10	0.6%	9198.10	0.6%

Feb. 2009 Act.	9218.90		9218.90	
Jan. 2009 Act.	9210.60		9210.60	
Dec. 2008 Act.	9157.10	-3.1%	9157.10	-3.1%

The nonfarm payroll report released on April 2nd showed that 162,000 jobs were added to the economy in March. This is the largest one month increase in jobs in three years, since the March 2007 report. While the number of jobs created was somewhat below the expectation of 180,000, the quality was higher as fewer of these jobs (48,000) were created from Census workers, which are temporary. Many believe the latest report represents the turning point for the labor market.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), was flat in February, slightly better than the consensus estimate of +0.1 percent. Energy prices at the retail level declined by -0.5 percent in February and were largely responsible for the better headline result. Core CPI, which excludes the more volatile food and energy components, increased +0.1 percent in February and matched the consensus expectation. Inflation continues to be very subdued and it appears unlikely to be a concern at least through the remainder of this year. While pricing pressures look to be very controlled for the foreseeable future, investors will become concerned again when the Fed begins reining in its current highly accommodative monetary policy as the economy continues to improve. Longer-term inflation trends are shown in the adjacent table and in Exhibit G.

The Federal Reserve's U.S. trade-weighted major currencies dollar index declined -0.4 percent in March from the February level, and has depreciated by -9.5 percent on a year-over-year basis. Since the beginning of the year, the dollar has been quite strong against the euro as investors have been spooked by sovereign risk issues in Greece and several other smaller European nations. Over the intermediate term, the relative strength of the U.S. economic recovery, compared to other developed nations, should provide support for the dollar. However, on a longer-term basis, the U.S. trade deficit and record-setting fiscal deficits will likely create significant headwinds for the dollar.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
March 2008	6.7%	4.8%	4.0%	2.4%
June 2008	9.9	8.4	5.0	2.4
September 2008	-0.1	4.9	4.9	2.5
December 2008	-15.6	-7.8	0.1	1.8
March 2009	4.7	-5.6	-0.4	1.9
June 2009	5.6	5.2	-1.4	1.7
September 2009	0.5	3.1	-1.3	1.5
December 2009	0.0	0.2	2.7	1.8
January 2010	0.9	1.2	2.6	1.6
February 2010	0.8	0.8	2.1	1.3

In summary, we believe the economic recovery is on track, albeit at a subpar pace. We anticipate stronger real GDP growth in the first half of the year followed by somewhat softer growth in the latter half of the year. Our quarterly estimates for GDP result in an annual rate of real GDP growth of +2.9 percent for 2010. The details of our key economic and financial market assumptions are provided in Exhibit H.

MONETARY POLICY AND FIXED INCOME STRATEGY: SLOWLY RETURNING TO NORMAL

Interest rates declined slightly during the quarter with the exception of the 30 year U.S. Treasury bond, producing a steeper yield curve. Specifically, the 2-year maturity U.S. Treasury note yield decreased to 1.02 percent, approximately -12 basis points lower than where it began, while the 30-year U.S. Treasury bond yield increased to 4.71 percent, approximately +7 basis points higher than where it began.

The Barclays Aggregate Bond Index produced a positive return during the quarter of slightly less than +2 percent. Home-equity loan-backed securities outperformed, as the residential housing market continued to stabilize. Corporate bonds were the next best performing sector. Financial corporations drove this sector's outperformance, as a number of finance companies were able to continue to improve their balance sheet profiles. Mortgage-backed securities underperformed, as the scheduled March 31st conclusion of the U.S. Treasury's $1.25 trillion mortgage purchase program produced concern in the mortgage marketplace. U.S. Treasury securities were the worst performing sector, but still provided positive total returns.

While far from normal, financial markets continued to improve during the first quarter. The majority of corporate and consumer financing is now occurring without government support. As a result, most of the special liquidity driven government programs are ending. We expect 95 percent of the programs created to address the financial crisis to be removed by year end. We anticipate the removal of the substantial government demand for mortgages to result in a rise in mortgage rates of approximately +0.5 percent, from just above 5.0 percent currently to around 5.5 percent. We expect the shift from job losses to job creation to have an important psychological effect on investors and consumer confidence, which we anticipate will produce a rise in U.S. Treasury rates. Consequently, we plan to continue to underweight U.S. Treasury bonds and maintain portfolio durations shorter than their benchmarks. Our forecasts for U.S. Treasury interest rates are detailed in Exhibit I.

TOTAL RETURNS TO 03/31/10

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP INDEX				
AGGREGATE	-0.1%	1.8%	2.0%	7.7%
Treasury	-0.9	1.1	-0..2	-1.2
Agency	-0.4	1.2	1.2	3.3
Corporate	0.3	2.3	3.7	23.8
CMBS	2.5	9.1	12.7	42.8
Asset-Backed	0.1	2.2	3.6	18.5
Mortgage Pass-Through	0.1	1.6	2.2	5.1
5-Year Treasury	-0.9	1.7	1.0	-0.2

In contrast to Treasuries, the tax-exempt municipal yield curve flattened during the quarter. Short maturity yields rose slightly while intermediate maturity yields ended the quarter little changed as price weakness in March offset the prior two months' gains. Yields on longer maturity tax-exempts were relatively stable in March and ended the quarter at lower levels, as reflected in the yield of the Bond Buyer 40-Bond Index which declined 14 basis points to 5.26 percent. The longer end of the yield curve continued to benefit from the reduced supply resulting from the

shift in issuance toward taxable Build America Bonds (BABs) that has represented more than one-quarter of year-to-date fixed rate issuance. The shift in issuance toward BABs will likely continue as legislation is in the works to expand the program and extend it out to 2013, although with a reduced rate of subsidy.

Longer duration tax-exempt bonds outperformed during the quarter with the decline in yields, providing better-than-coupon rates of return; shorter intermediate bonds, which generated only slightly positive returns, lagged. In addition, lower-rated credits, which continued to see price strength as investors were attracted to their higher yields, outperformed higher rated credits. This pattern of performance was also evident among industry sectors, as the longer duration and/or lower quality hospital, housing, and industrial revenue sectors posted the best returns while the shorter duration prerefunded sector posted the worst return.

With respect to bond insurers, Fitch Ratings withdrew its ratings on Assured Guaranty and Assured Guaranty Municipal (formerly FSA) and no longer rates any of the municipal guarantors. As none of the major bond insurers carry any better than an Aa3/AAA rating, Barclays recently redefined its "Insured" Municipal Index to reflect these changes. The Barclays Insured Municipal Index, which continues to represent about 12 percent of the Barclays Municipal Index, now carries an average rating of Aa3. These statistics compare with a 45 percent Municipal Index weighting and AAA credit quality two years ago. In addition, both Moody's Investors Services and Fitch Ratings announced in March that they would begin in April 2010 their long-delayed "recalibration" (upward) of municipal ratings to their respective global ratings scales. As mentioned previously, the global ratings are intended to standardize comparisons of credit risk across all fixed income sectors and not just within municipals. The municipal sectors that will primarily be affected are general obligation credits and their dependant obligations, sales tax and special tax obligations, and public higher education and public power distribution.

TOTAL RETURNS TO 03/31/10

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP. INDEX				
MUNICIPAL	-0.2%	1.3%	0.3%	9.7%
5-Year Municipal	-0.8	0.8	1.3	5.9
Long (22+ years)	0.5	2.0	-0.4	17.4
Revenue	-0.1	1.5	0.4	12.5
Electric	-0.2	1.3	0.5	9.9
Hospital	0.4	2.3	1.1	17.0
Housing	0.0	2.0	2.1	11.8
IDR/PCR	-0.2	1.7	0.2	31.3
Transportation	-0.1	1.6	0.4	11.3
Education	-0.2	1.2	0.3	9.6
Water/Sewer	-0.2	1.2	0.2	9.2
Resource Recovery	-0.2	1.0	0.8	8.9
Leasing	-0.1	1.5	0.5	9.5
Special Tax	-0.3	1.4	-0.2	10.7
General Obligation	-0.4	1.1	-0.1	7.5
Prerefunded	-0.7	0.1	0.5	3.0
Insured	-0.3	1.2	0.1	8.9
Muni Aaa	-0.6	0.6	0.2	5.9
Muni Aa	-0.4	1.1	0.1	8.3
Muni A	-0.0	1.5	0.5	12.8
Muni Baa	0.3	2.4	-0.1	20.4

As of March 31, 2010, relative yield comparisons to Treasuries remained richly valued for shorter maturity tax-exempt high grade bonds, and were fairly valued for intermediate and

longer maturity tax-exempts. Nonetheless, the tax-exempt yield curve remains steep relative to historical comparisons and credit spreads for lower rated bonds remain attractive, despite the dramatic tightening in the prior year. We believe that the tax-exempt yield curve will continue to flatten and that credit spreads on lower rated bonds will continue to narrow as investors seek out higher yields. Diversification remains a key factor in managing risk.

FISCAL POLICY: RECORD DEFICITS AS FAR AS THE EYE CAN SEE

President Obama's $3.7 trillion budget proposal for fiscal year 2011 was released in February. According to the recently published Congressional Budget Office (CBO) analysis of the President's budget, if enacted, the deficit will be roughly $1.4 trillion greater than the CBO baseline over the next five years and $3.8 trillion greater over the next ten years.

Through the first five months of fiscal year 2010, the budget deficit stands at $651.6 billion, which is $61.8 billion worse than the similar period in fiscal 2009. In the most recently reported month of February, receipts appear to have improved dramatically and spending appears to be slowing. Unfortunately, most of this improvement in both receipts and spending was caused by calendar and accounting quirks.

While receipts are not improving at the rate suggested in the most recent month, there is evidence that they have been improving at more moderate rates since the late fall. The sharp decline in spending from the Troubled Asset Relief Program (TARP) is masking increased spending in other areas that are likely more permanent. CBO is estimating a fiscal 2010 budget deficit of $1.4 trillion, while the Office of Management and Budget (OMB) is forecasting a deficit of $1.6 trillion.

EQUITY INVESTMENT STRATEGY: FOCUS ON THE HEALTHCARE SECTOR

This month we review the healthcare sector in the context of the recently-passed healthcare reform package, the Patient Protection and Affordable Care Act. We remain neutral on the sector, but highlight below that there are likely winners and losers in the coming new environment.

The reform bill is all about expanded access versus cost reduction. Of the three initial goals of reform that were highlighted by President Obama during his candidacy: 1) reduced costs, 2) improved quality, and 3) expanded access, the bill does very little to address points 1 and 2. On point 3, it is easy to get wrapped up in a "devil is in the details" argument. We are avoiding this trap. The bottom line is no strategic business decision, merger/acquisition, or single piece of legislation, or even series of incremental bills, could ever deliver 32 million brand new customers to a single industry in one fell swoop. However, comprehensive health care reform attempts to do just that. Obviously, a lot is likely to change between now and when the majority of the benefits begin (~ 2014). That said, and all else being equal, companies that benefit from an uptick in healthcare utilization (i.e., hospitals with insured lives coming in the door, pharmaceutical companies and services associated with increased pharmaceutical utilization, etc.) should do marginally better, while companies with healthcare costs in their income statements (i.e., managed care) should do marginally worse.

To determine the most attractive areas for healthcare investments, it is important to highlight what the reform bill does not do:

1) It is not really a deficit reduction tool. Although the bill was touted by some as saving money, the Medicare physician fee schedule fix, estimated to cost $280 billion over ten years, is not included in the legislation. This cost is roughly twice the amount of the projected $138 billion deficit reduction in the new bill. Further, numerous other timing tricks were played to lower Congressional Budget Office scoring of the bill.

2) It is not a cost-containment mechanism. With healthcare costs increasing significantly faster than wages and inflation (Exhibit J), the lack of cost-containment provisions in the bill create a challenge for the future. Medicare continues to face significant fiscal issues that must be addressed soon. The Medicare Part A Trust Fund is officially scheduled to be bankrupt in 2016, but some experts speculate that the timeframe for insolvency could move up to 2014 or 2015, given the weak economy.

3) Consumer incentives have not changed. Consumers are generally still removed from the cost decision because employer-sponsored insurance generally provides them with "pre-paid" healthcare consumption paid for predominantly by someone else.

Once fully implemented, the 10-year cost of the healthcare reform bill is estimated at $2.6 trillion. Thus, a cost-containment bill is likely to be a top priority for whoever is in the White House in 2013. This may help explain the lack of a relief rally in the overall sector after the bill was passed (the pharma/biotech sector was the second-worst performing sector in March, while healthcare equipment and services only slightly outperformed the S&P 500 Index).

Investors understand that to change meaningfully the nation's chronic overuse of medical care, there will have to be substantial alterations in the way patients think about health care, how medicine is practiced and how it is paid for. Change eventually has to come because the nation is on an unsustainable path.

As a result of the bill, we envision an environment in which near-term performance should benefit from increased utilization, even though the full effects won't actually happen until 2014. Soon thereafter, however, we will likely see more draconian efforts to curb healthcare costs (where unnecessary care is estimated to account for 10-30 percent of total healthcare spending). This ultimately could have a dramatic effect on growth profiles and price-earnings multiples. In this environment, we continue to focus on companies developing innovative products and services to meet obvious unmet clinical needs, as these will be the business models most capable of battling the gathering storm known as "pricing pressure."

In addition to cost containment measures, the regulatory environment is likely to tighten further. Companies may face a stricter, more-proactive Food and Drug Administration (FDA) that will not hesitate to push for recalls, issue physician notifications and generally demand more extensive clinical data and longer review cycles before granting approvals. Experienced companies and those with strong clinical programs should stand out as should companies with innovative products for life-threatening conditions. In contrast, we would avoid companies heavy on "me-too" products to treat well-managed conditions, especially where cheaper, generic options are available.

As noted, we continue to focus our research efforts on health technology companies developing breakthrough, cost-effective, proprietary products that can better withstand the inevitable pricing pressures the sector will face. We believe the notion that

innovation will be paid for has not changed. Within health services, we will focus on names that provide cost-saving solutions with minimal Medicare exposure (Pharmacy Benefit Management companies).

For medical technology companies, strategic focus needs to shift away from the historical reliance on strong physician/salesperson relationships. A more sustainable model would be built on data supporting better outcomes and development of minimally-invasive procedures for shorter rehabilitation and lower costs in order to protect historically strong pricing power (Intuitive Surgical, NuVasive).

For pharma/biotech companies, the attractiveness of historically low valuations (Exhibit K) and the potential to benefit from healthcare reform is mitigated by major patent expirations combined with payer push-back against "me-too" drugs. This may be why the sector did not enjoy a relief rally with the passage of the bill, despite the consensus view that drug makers should benefit from the legislation. We continue to focus on companies developing novel treatments for unmet needs and limited near-term generic exposure (Celgene, Gilead Sciences).

In addition to the healthcare sector, Sit Investment Associates' domestic equity portfolios continue to emphasize the other traditional growth sector, technology, along with energy. In aggregate, these holdings are characterized by above average long-term earnings growth rates, along with relatively attractive valuations, as shown in Exhibit L.

Exhibit A

■ Sit Investment Associates ■

Securities Markets

Equities	03/31/10	02/26/10	12/31/09	03/31/09	12/31/08	One Month	Three Months	Twelve Months	15 Months
Dow Jones Industrials	10856.63	10325.26	10428.05	7608.92	8776.39	+5.1%	+4.1%	+42.7%	+23.7%
S&P 500	1169.43	1104.49	1115.10	797.87	903.25	+5.9	+4.9	+46.6	+29.5
NASDAQ OTC Composite	2397.96	2238.26	2269.15	1528.59	1577.03	+7.1	+5.7	+56.9	+52.1
Fixed Income									
U.S. Treasury									
2-Year Notes	1.02	0.81	1.14	0.80	0.76	+21 b.p.	-12 b.p.	+22 b.p.	+26 b.p.
5-Year Notes	2.54	2.30	2.68	1.66	1.55	+24	-14	+88	+99
10-Year Notes	3.83	3.61	3.84	2.66	2.21	+22	-1	+117	+162
30-Year Bonds	4.71	4.56	4.64	3.53	2.68	+15	+7	+118	+203
AA Industrial									
Intermediate Maturity	4.53	4.46	4.59	5.16	5.46	+7	-6	-63	-93
Long Maturity	5.66	5.59	5.59	6.29	5.92	+7	+7	-63	-26
Mortgages									
Current Coupon GNMA (4.50%)	4.38	4.27	4.52	4.00	4.05	+11	-14	+38	+33
Municipals									
Bond Buyer 40-Bond Index	5.26	5.30	5.40	5.55	5.89	-4	-14	-29	-63
Short Term									
Fed Funds	0.16	0.12	0.10	0.16	0.10	+4	+6	--	+6
Primary Discount Rate *	0.75	0.75	0.50	0.50	0.50	--	+25	+25	+25
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.15	0.12	0.05	0.20	0.08	+3	+10	-5	+7

* Primary Credit Discount Rate; effective 1/9/03.

E-03/10 033110
PP-107T.DOC

Exhibit B

■ Sit Investment Associates ■

Relative Performance of Growth versus Value Shows The Recent Correction in Growth Stocks



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through March 31, 2010
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-03/10

Exhibit C

■ Sit Investment Associates ■

Market Performance – Total Return

	December 31, 2007 to December 31, 2008			December 31, 2008 to December 31, 2009			December 31, 2009 to March 31, 2010			February 28, 2009 to March 31, 2010		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	-47.5	-49.9	-42.8	52.8	54.6	32.7	3.7	8.7	9.4	6.3	7.1	9.3
Quintile 2	-39.1	-38.9	-37.8	40.1	39.8	34.7	5.9	8.6	6.1	7.2	7.3	7.6
Quintile 3	-40.2	-42.9	-29.8	27.3	38.8	31.5	8.2	6.6	10.5	5.9	6.1	8.0
Quintile 4	-34.0	-37.2	-31.5	10.2	35.4	23.7	6.8	10.4	9.6	5.7	7.5	7.7
Quintile 5 (Lowest)	-24.3	-35.7	-25.4	21.3	33.1	12.4	2.1	8.5	9.2	5.0	7.2	9.2
BETA SECTORS												
Quintile 1 (Highest)	-57.9	-53.0	-43.8	51.7	77.0	68.8	12.9	14.8	15.0	9.8	11.0	10.8
Quintile 2	-49.2	-46.4	-37.3	35.9	53.6	34.0	6.8	9.8	9.3	6.8	8.1	8.3
Quintile 3	-39.4	-39.8	-34.7	37.2	43.4	30.6	3.2	5.4	6.9	6.5	6.4	7.4
Quintile 4	-25.6	-39.1	-28.0	25.4	35.4	17.9	1.7	7.9	8.4	3.7	5.7	8.7
Quintile 5 (Lowest)	-26.3	-31.7	-27.9	9.8	17.2	10.9	2.0	5.6	4.8	3.2	4.1	5.5
MARKET CAP												
Quintile 1 (Highest)	-32.7	-39.0	-25.4	6.4	25.5	6.8	1.7	5.5	4.7	4.8	6.2	6.3
Quintile 2	-33.1	-45.0	-35.1	30.1	31.0	18.3	4.7	9.5	8.5	6.0	7.2	8.2
Quintile 3	-39.5	-42.2	-32.6	19.5	40.3	29.7	6.3	8.8	11.4	6.4	6.5	9.0
Quintile 4	-38.5	-41.0	-35.1	34.0	36.7	37.0	5.4	8.4	8.4	5.6	7.3	8.1
Quintile 5 (Lowest)	-41.6	-40.5	-40.1	46.2	70.9	45.4	8.7	11.2	11.2	7.3	8.2	9.1
P/E SECTORS												
Quintile 1 (Highest)	-45.2	-45.8	-37.2	40.5	38.5	20.5	5.8	8.4	6.8	7.0	7.9	7.4
Quintile 2	-28.6	-32.8	-32.4	7.7	27.6	10.4	4.6	7.6	8.1	6.9	7.0	8.0
Quintile 3	-35.7	-35.5	-26.4	19.1	30.4	20.8	6.3	7.9	8.0	5.8	6.5	7.5
Quintile 4	-34.4	-40.6	-28.6	30.6	39.5	34.0	4.2	9.5	9.3	4.9	6.8	8.5
Quintile 5 (Lowest)	-34.6	-50.0	-39.7	36.0	68.1	57.0	6.0	10.0	12.2	5.5	7.2	9.6
No Earnings	-79.0	-55.3	-43.9	12.2	23.5	1.4	2.0	2.0	4.6	3.7	4.9	3.9
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	-38.8	-35.6	-34.6	15.5	30.1	26.4	1.4	5.4	9.8	4.6	6.2	8.1
Quintile 2	-25.7	-36.8	-16.8	20.2	35.1	6.6	6.9	7.0	7.4	4.9	5.4	5.8
Quintile 3	-31.7	-39.1	-26.3	18.6	30.4	5.9	7.0	9.6	7.4	6.9	7.7	7.6
Quintile 4	-44.6	-47.2	-24.6	24.9	30.7	10.5	3.7	12.1	6.5	5.1	7.0	7.4
Quintile 5 (Lowest)	-43.9	-47.4	-39.3	28.9	32.2	11.7	8.1	12.0	12.3	7.1	7.9	9.0
UNIVERSE	-36.9	-41.5	-33.8	26.6	40.5	27.1	5.3	8.7	8.8	6.0	7.1	8.1

*Dividend Yield Sector Returns exclude non-dividend payers

Source: FactSet Research Systems, March 31, 2010

Exhibit D

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2008 Return	Year 2008 Rank	Year 2009 Return	Year 2009 Rank	Year 2010 Return	Year 2010 Rank	March 2010 Return	March 2010 Rank
NON-ENERGY MINERALS	1.5	-52.6	17	49.0 *	4	4.8	10	10.6 *	1
PRODUCER MANUFACTURING	**7.9**	**-44.8**	**14**	**25.0**	**11**	**13.7 ***	**1**	**9.0 ***	**3**
ELECTRONIC TECHNOLOGY	11.0	-44.6	13	65.9 *	1	3.9	12	7.6 *	6
CONSUMER DURABLES	**1.5**	**-49.7**	**15**	**50.0 ***	**3**	**13.5 ***	**2**	**7.0 ***	**7**
ENERGY MINERALS	8.4	-29.6 *	5	10.5	18	0.6	15	3.1	17
PROCESS INDUSTRIES	3.0	-41.7	11	46.4 *	5	3.4	13	6.1	10
HEALTH TECHNOLOGY	9.8	-18.5 *	2	17.1	14	3.9	11	3.3	16
CONSUMER NON-DURABLES	8.1	-18.2 *	1	20.7	13	6.8 *	9	4.9	14
INDUSTRIAL SERVICES	2.4	-54.4	18	45.8 *	6	2.2	14	2.8	18
COMMERCIAL SERVICES	1.6	-40.2	10	29.0 *	10	6.8 *	8	6.1	9
TECHNOLOGY SERVICES	6.5	-40.1	9	57.5 *	2	-0.9	16	5.0	13
HEALTH SERVICES	2.7	-42.0	12	35.9 *	8	7.4 *	7	5.2	12
CONSUMER SERVICES	**5.5**	**-37.6**	**8**	**37.7 ***	**7**	**10.6 ***	**5**	**9.4 ***	**2**
RETAIL TRADE	6.1	-25.1 *	4	33.2 *	9	9.8 *	6	6.8 *	8
TRANSPORTATION	**1.9**	**-21.0 ***	**3**	**21.0**	**12**	**11.8 ***	**3**	**8.1 ***	**5**
UTILITIES	3.6	-30.5 *	6	13.8	17	-2.2	17	3.3	15
FINANCE	**15.8**	**-49.8**	**16**	**14.2**	**15**	**11.2 ***	**4**	**8.8 ***	**4**
COMMUNICATIONS	2.7	-33.8 *	7	14.2	16	-3.3	18	5.7	11
UNIVERSE (RUSSELL 3000)	100.0	-37.3		28.2		5.9		6.3	
Groups Outperforming (cap weighted) to Total Groups		7/18		10/18		9/18		8/18	

* Group Outperformed

Source: FactSet Research Systems

G:\Support\Exhibits\E-03/10

EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

WORLD EQUITY MARKET RANKINGS

THE UNITED STATES RANKED 11TH OUT OF 33 WORLD EQUITY MARKETS

YEAR-TO-DATE THROUGH MARCH 31, 2010

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global, Indexes, US$ on 3/31/10	Change from 12/31/2009 points	Change from 12/31/2009 percent	3/31/2010 Country Rank
Australia	399.86	10.15	2.60%	14
Austria	252.77	-1.12	-0.44%	21
Belgium	324.97	1.34	0.41%	18
Brazil	1772.11	-17.37	-0.97%	22
Canada	459.65	25.77	5.94%	10
Chile	522.10	6.54	1.27%	17
Denmark	468.98	33.92	7.80%	7
Finland	925.20	82.08	9.74%	4
France	275.47	-10.52	-3.68%	28
Germany	258.08	-6.87	-2.59%	26
Greece	135.23	-22.39	-14.21%	32
Hong Kong	428.68	7.91	1.88%	16
Indonesia	168.34	16.27	10.70%	1
Ireland	216.55	-0.37	-0.17%	20
Italy	154.03	-11.93	-7.19%	30
Japan	86.61	5.97	7.40%	8
Malaysia	205.81	18.88	10.10%	3
Mexico	538.00	42.11	8.49%	5
Netherlands	278.15	-3.52	-1.25%	24
New Zealand	166.72	-7.22	-4.15%	29
Norway	335.31	-8.67	-2.52%	25
Philippines	179.79	13.78	8.30%	6
Portugal	189.58	-20.99	-9.97%	31
Singapore	266.74	0.46	0.17%	19
South Africa	333.67	13.01	4.06%	12
South Korea	242.55	5.81	2.46%	15
Spain	317.52	-57.11	-15.24%	33
Sweden	439.37	28.71	6.99%	9
Switzerland	532.53	18.37	3.57%	13
Taiwan	153.70	-4.98	-3.14%	27
Thailand	107.32	10.15	10.45%	2
United Kingdom	195.86	-2.28	-1.15%	23
United States	291.23	14.66	5.30%	11 ←
COMPOSITE INDICES				
Latin America	790.19	7.32	0.94%	
Western Europe	259.13	-5.11	-1.93%	
Asia/Pacific	128.06	5.01	4.07%	
World (ex U.S.)	203.98	2.89	1.44%	

SOURCE: FACTSET RESEARCH SYSTEMS, MARCH 31, 2010

EXHIBIT F

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR CHANGES IN REAL GDP COMPONENTS[1]

	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2007	3rd Qtr. 2007	4th Qtr. 2007	1st Qtr. 2008	2nd Qtr. 2008	3rd Qtr. 2008	4th Qtr. 2008	1st Qtr. 2009	2nd Qtr. 2009	3rd Qtr. 2009	4th Qtr. 2009
Personal Consumption Expend.	2.5%	3.3%	3.1%	2.8%	2.7%	2.0%	0.9%	0.6%	-0.7%	-1.8%	-1.5%	-1.7%	-0.2%	1.0%
Non-Residential Fixed Invest.	7.8	7.8	4.5	5.5	6.8	7.9	7.3	4.8	0.9	-6.0	-17.4	-19.7	-19.6	-14.1
Residential Investment	-11.0	-15.7	-18.5	-17.5	-17.9	-20.5	-23.5	-24.2	-22.6	-21.0	-23.9	-25.6	-18.9	-12.6
Inventory Change (2)	++	--	--	--	--	--	--	--	--	--	--	--	--	++
Net Exports (3)	-4.9	6.8	3.8	6.8	15.6	18.8	21.8	30.3	24.9	16.5	29.8	30.6	25.4	26.1
Exports	8.5	10.2	7.0	6.6	11.0	10.2	9.3	11.0	5.4	-3.4	-11.6	-15.0	-10.7	-0.7
Imports	7.2	4.1	3.3	2.0	1.7	0.9	-0.8	-1.9	-3.3	-6.8	-16.2	-18.5	-14.0	-6.6
Government Spending	0.8	1.5	0.5	1.5	2.3	2.5	3.1	2.9	3.2	3.1	1.7	2.5	1.9	1.3
TOTAL REAL GDP	2.2%	2.4%	1.4%	1.9%	2.7%	2.5%	2.0%	1.6%	0.0%	-1.9%	-3.3%	-3.8%	-2.6%	0.1%
Memo														
Total GDP Less Housing and Autos	3.5	3.6	2.7	3.0	4.0	3.9	3.6	3.3	1.6	-0.3	-2.0	-2.7	-2.1	0.4
Pers. Cons. Exp. Plus Res. Invs.	1.4	1.8	1.4	1.3	1.2	0.5	-0.6	-0.9	-2.0	-2.8	-2.6	-2.9	-1.0	0.4
After-tax Corporate Profits	10.5	2.2	-5.6	-0.2	-3.7	1.7	1.5	-4.9	-3.5	-38.2	-24.8	-19.2	-7.7	51.8

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

SOURCE: BUREAU OF ECONOMIC ANALYSIS, U.S. DEPARTMENT OF COMMERCE, MARCH 26, 2010

Exhibit G

■ Sit Investment Associates ■

Broad-Based Inflation Measures Remain Controlled


Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
All: +2.1%
Core: +1.3%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10


Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
All: +4.4%
Core: +1.0%
22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

Source: Bureau of Labor Statistics and Bloomberg, February 2010

EXHIBIT H

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ASSUMPTIONS

	2008				2009				2010			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4QE	1QE	2QE	3QE	4QE
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	-0.7	1.5	-2.7	-5.4	-6.4	-0.7	2.2	5.6	3.0	2.5	2.0	2.0
S&P 500 Reported Profits (Year-over-Year)	-27.1	-41.2	-35.8	-397.3	-51.6	5.1	51.7	166.1	110.2	11.0	5.1	2.6
Consumer Price Index (Year-over-Year)	4.1	4.4	5.3	1.6	0.0	-1.1	-1.6	1.5	2.4	2.0	1.9	2.3
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	5.0	5.3	6.1	7.0	8.2	9.3	9.6	10.0	9.7	10.0	10.0	10.0
Prime Rate	6.2	5.1	5.0	4.1	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.5
13-week Treasury Bills-Disc.	2.1	1.6	1.5	0.3	0.2	0.2	0.2	0.1	0.1	0.3	0.7	1.0
10-year Treasury Bonds-Yield	3.7	3.9	3.8	3.2	2.7	3.3	3.5	3.5	3.7	4.0	4.3	4.6

SOURCE: SIT INVESTMENT ASSOCIATES, INC., APRIL 6, 2010

G:\Support\Exhibits\E-03/10

EXHIBIT I

■ SIT INVESTMENT ASSOCIATES ■

EXPECTED RANGE OF FUTURE FIXED INCOME RETURNS

FROM MARCH 31, 2010

		TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	3.25%	-3.8%	4.00%	-4.7%	5.00%	-1.5%
Present YTM 1.02%	Most Likely	2.25	-1.9	3.00	-2.8	4.50	-1.2
	Optimistic	0.50	1.5	2.25	-1.4	3.00	-0.2
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	4.00	-5.3	4.75	-7.2	5.50	-1.7
Present 2.54%	Most Likely	3.25	-2.0	3.75	-2.9	4.75	-0.6
	Optimistic	1.50	6.3	2.75	1.6	3.50	1.2
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	4.75	-5.3	5.25	-7.1	6.00	-1.4
Present 3.83%	Most Likely	4.50	-3.4	4.75	-3.4	5.25	0.4
	Optimistic	2.25	16.0	3.75	4.5	4.00	3.4
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.50	-9.2	6.00	-13.1	6.50	-2.9
Present YTM 4.71%	Most Likely	5.00	-2.1	5.50	-6.8	5.50	1.1
	Optimistic	3.50	24.7	4.50	8.2	4.50	5.8

SOURCE: SIT INVESTMENT ASSOCIATES, INC.

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

CUMULATIVE CHANGES IN HEALTH INSURANCE PREMIUMS, INFLATION, AND WORKERS' EARNINGS, 1999 - 2009



131%
38%
28%
140%
120%
100%
80%
60%
40%
20%
0%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Health Insurance Premiums
Workers' Earnings
Overall Inflation

Note: Due to a change in methods, the cumulative changes in the average family premium are somewhat different from those reported in previous versions of the Kaiser/HRET Survey of Employer-Sponsored Health Benefits. See the Survey Design and Methods Section for more information, available at http://www.kff.org/insurance/7936/index.cfm.

Source: Kaiser/HRET Survey of Employer-Sponsored Health Benefits, 1999-2009. Bureau of Labor Statistics, Consumer Price Index, U.S. City Average of Annual Inflation (April to April), 1999-2009; Bureau of Labor Statistics, Seasonally Adjusted Data from the Current Employment Statistics Survey, 1999-2009 (April to April).

SOURCE: KAISER FAMILY FOUNDATION, SEPTEMBER 15, 2009

EXHIBIT K

■ SIT INVESTMENT ASSOCIATES ■

HOPES FROM HEALTHCARE REFORM PROVIDED ONLY FLEETING IMPROVEMENT IN PHARMA UNDERPERFORMANCE VS. THE U.S. MARKET

(1985 – Present)


US Pharma Relative to US Market
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
'85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09
United States Pharma

(January 2009 – Present)


US Pharma Relative to US Market
0.9
0.85
0.8
0.75
0.7
0.65
0.6
0.55
0.5
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
United States Pharma

SOURCE: FACTSET

G:\Support\Exhibits\E-03/10

Exhibit L

■ Sit Investment Associates ■

Equity Characteristics

March 31, 2010

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2009 Projected Gain	+21.9%	+22.4%	+24.7%	+18.5%	+23.2%	21.4%	18.9%
2010 Projected Gain	+17.3%	+20.5%	+21.1%	+15.7%	+15.6%	16.3%	5.2%
5-Year Projected Growth	+13.4%	+14.7%	+16.7%	+11.1%	+12.8%	8.0%	8.0%
Dividend Yield							
Equities Only	+1.5%	+0.7%	+0.5%	+2.5%	+1.6%	1.9%	1.9%
Total Fund	+1.5%	+0.7%	+0.5%	+2.4%	+1.6%	1.9%	1.9%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.9%	+15.4%	+17.2%	+13.5%	+14.4%	9.9%	9.9%
Wtd Avg Price/Earnings Ratio [2]							
2009 Calendar P/E	16.7x	22.2x	25.0x	15.3x	19.1x	31.2x	28.6x
2010 Calendar P/E	14.1x	17.2x	18.9x	12.8x	15.0x	26.8x	27.2x
Median Price/Earnings Ratio [2]							
2009 Calendar P/E	15.6x	19.3x	20.0x	14.9x	16.7x	N/A	15.6x
2010 Calendar P/E	13.6x	15.3x	16.4x	12.7x	14.2x	N/A	13.6x
Average P/E-to-5-Year Earnings Growth Ratio							
2009 Calendar PEG	1.2x	1.5x	1.5x	1.4x	1.3x	3.9x	3.6x
2010 Calendar PEG	1.0x	1.2x	1.1x	1.2x	1.0x	3.4x	3.4x
Wtd Avg Mkt Cap ($ Million)	$73,838	$12,015	$3,358	$67,762	$77,760	$84,172	$84,172

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis
Median P/E is calculated using bottom up earnings estimates from First Call

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.